UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number    1-13232

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aimco 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1700

Denver, Colorado 80237

Financial Statements and Schedules

Aimco 401(k) Retirement Plan

December 31, 2019, and 2018, and Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Aimco 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Aimco 401(k) Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Denver, Colorado

June 3, 2020

Aimco 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

Investments, at fair value (Note 3)	$94,463,351	$80,193,484
Notes receivable from participants	1,287,730	1,093,221
Contributions receivable	193,696	128,027

Net assets available for benefits	$95,944,777	$81,414,732

See accompanying notes to financial statements.

Aimco 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

ADDITIONS
Contributions
Participants	$4,474,739
Employer	1,499,608
Rollovers	508,352
Total contributions	6,482,699

Investment income
Interest and dividend income	4,419,621
Net appreciation in fair value of investments	15,224,374
Total investment income	19,643,995

Total additions	26,126,694

DEDUCTIONS
Payments and expenses
Benefit payments	11,537,517
Administrative expenses	59,132
Total deductions	11,596,649

Net increase in net assets available for benefits	14,530,045
Net assets available for benefits at the beginning of the year	81,414,732
Net assets available for benefits at the end of the year	$95,944,777

See accompanying notes to financial statements.

Aimco 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019

Note 1 — Description of the Plan

General

The following description of the Aimco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (“Aimco”) who have completed 30 days of service and are age 18 or older, except certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s trustee and provides certain administrative services to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $19,000 for 2019, whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions up to $6,000 for 2019. Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans and individual retirement accounts (rollovers).

Aimco has an employer matching program pursuant to which it may make matching contributions at its discretion in the form of a 25% match on participant contributions to the extent of the first 4% of the participant’s eligible compensation. Aimco may also make an additional discretionary lump sum contribution to all eligible employees following the Plan’s year-end if Aimco outperforms on its fiscal year corporate goals, or Key Performance Indicators (“KPIs”). Employer cash contributions totaled $1,499,608 for the Plan year ended December 31, 2019, which consisted of matching contributions and a discretionary lump sum contribution of $982,000 made in 2019 that was based on Aimco’s achievement of its 2018 KPI goals. Of these contributions, $1,464,236 had been received by the Plan at December 31, 2019, and $35,372 were included in contributions receivable as of December 31, 2019. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

In February 2020, Aimco made a discretionary lump sum contribution totaling $1,078,800, or $1,200 per eligible employee, based on Aimco’s achievement of its 2019 KPI goals. All employees eligible for the Plan as of December 31, 2019, received the contribution. This contribution will be reflected in the Plan’s 2020 financial statements.

Participants direct their contributions and any allocated employer matching or other discretionary employer contributions into the various investment options offered by the Plan and may change their investment options on a daily basis. As of December 31, 2019, the Plan provided 23 mutual funds and one common collective fund in which participants were able to choose to invest. Participants may also choose to invest in Aimco’s common shares.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Aimco matching and discretionary contributions, and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are a fixed dollar amount per participant or per transaction type. The benefit to which a participant is entitled is their vested account balance at the time of distribution.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Employer contributions are fully vested for those employees who have attained three years of service or will vest after an employee completes three years of service. Employer contributions also fully vest in the event that a participant reaches normal retirement age, or age 65, during their employment with Aimco, regardless of whether the participant has attained three years of service.

Notes Receivable from Participants

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000, reduced by the highest outstanding loan balance for the preceding year, or 50% of the value of the vested interest in the participant’s account. Prior to November 1, 2016, three loans could be outstanding at any time; however, only one new loan was permitted during any 12-month period. Effective November 1, 2016, two loans may be outstanding at any time. Participants with three loans outstanding on this date were allowed to repay the third loan on the previously existing payment schedule.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Forfeited Accounts

Upon termination of employment, participants forfeit their non-vested balances. As of December 31, 2019, and 2018, forfeited accounts totaled $85,483 and $63,007, respectively. These accounts will be used to pay future Plan administrative expenses and reduce future employer contributions. In 2019, employer contributions were funded with $5,226 from forfeited accounts.

Plan Termination

Although Aimco has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.

Investments and Investment Income

The Plan’s investments are measured at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s realized gains and losses on investments that were both bought and sold during the year as well as unrealized appreciation or depreciation of the investments held at year end.

Notes Receivable from Participants

Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in interest and dividend income on the statement of changes in net assets available for benefits. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019, or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a taxable deemed distribution is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Income Tax Status

The Plan utilizes the volume submitter document offered by Fidelity. The Fidelity volume submitter plan has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has concluded that as of December 31, 2019, the Plan had maintained its tax-exempt status and had taken no uncertain positions that required either recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

The Plan’s administrative expenses are paid by either the Plan or Aimco, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Plan may fund administrative expenses with forfeited balances of terminated participants’ accounts. Any administrative expenses not paid by the Plan will be paid by Aimco and are excluded from these financial statements. During the year ended December 31, 2019, forfeited balances of terminated participants’ accounts totaling $59,132 were used to pay administrative expenses. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate and are included in net appreciation in fair value of investments on the statement of changes in net assets available for benefits.

Party-in-Interest Transactions

Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company, which also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets is invested in funds managed by Vanguard, which is a beneficial owner of Aimco common stock and held more than 10% of Aimco’s common stock outstanding during the year ended December 31, 2019. Because of its holdings in Aimco common stock, Plan transactions involving Vanguard-managed funds qualify as party-in-interest transactions. A portion of the Plan’s assets is also invested in Aimco common stock. Because Aimco is the Plan sponsor, Plan transactions involving Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

Note 3 —Fair Value Measurements and Investments

The Plan’s investments are held in trust by Fidelity Trust Management Company. In accordance with GAAP, the Plan measures investments at fair value. The valuation methodologies used to measure the fair values of common stock and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy defined by GAAP. Investments measured at fair value on a recurring basis consisted of the following investments:

	December 31, 2019		December 31, 2018
	Level 1	Total	Level 1	Total
Aimco common stock (1)	$3,449,737	$3,449,737	$3,383,346	$3,383,346
Interest-bearing cash held by Aimco Stock Fund	1,370	1,370	1,315	1,315
Mutual funds	87,648,295	87,648,295	73,327,549	73,327,549
Common collective trust fund (2)	—	3,363,949	—	3,481,274
Total investments measured at fair value	$91,099,402	$94,463,351	$76,712,210	$80,193,484
(1)

The fair value of the Aimco common stock is based on the closing price per the New York Stock Exchange. As of December 31, 2019, and 2018, this fund held 66,791 shares and 77,105 shares of Aimco common stock, respectively.

(2)

The fair value of the common collective trust fund is measured using the net asset value (“NAV”) practical expedient and is not categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The Fidelity Managed Income Portfolio (“MIP”) Fund is a common collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Investments in the Fidelity MIP Fund are recorded at fair value, using the NAV practical expedient. The fair value of the Fidelity MIP Fund has been estimated based on the fund’s NAV provided by Fidelity, which is based on the contract value of the underlying investment contracts held by the fund.

Note 4 — Subsequent Events

In December 2019, COVID-19 was first identified during an investigation into an outbreak in Wuhan, China. The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. The outbreak of the COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. Because of the uncertainty impacting the financial markets during this time, management is unable to estimate the impact of the pandemic on the assets of the Plan.

As a result of the COVID-19 pandemic, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. This relief includes the following for qualified participants: a temporary waiver of required minimum distributions, a temporary waiver of early withdrawal penalties for COVID-19-related distributions, and a temporary increase in the maximum amount for retirement plan loans. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions up to $100,000;
•	Increase the available loan amount to the lesser of $100,000 or 100% of the participant’s vested account balance; and
•	Extend the period for loan repayments, if applicable, through December 31, 2020.

Aimco 401(k) Retirement Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

EIN: 84-1259577

Plan Number: 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common stock:
*Aimco Stock Fund	66,791	shares	$3,451,107

Mutual Funds:
*Fidelity 500 Index Fund	137,990	shares	15,457,679
*Fidelity Extended Market Index Fund	787	shares	51,208
*Fidelity Freedom 2010 Fund	54,313	shares	846,732
*Fidelity Freedom 2020 Fund	241,585	shares	3,913,675
*Fidelity Freedom 2030 Fund	407,717	shares	7,257,360
*Fidelity Freedom 2040 Fund	686,770	shares	7,266,028
*Fidelity Freedom 2050 Fund	376,720	shares	4,558,317
*Fidelity Freedom 2060 Fund	50,752	shares	630,848
*Fidelity Freedom Income Fund	42,702	shares	499,612
*Fidelity Growth Company Fund	705,779	shares	15,096,607
*Fidelity Low-Priced Stock Fund	81,954	shares	4,096,857
*Fidelity Real Estate Fund	40,805	shares	1,833,371
*Fidelity Total International Index Fund	68,033	shares	844,970
*Fidelity U.S. Bond Index Fund	10,657	shares	126,922
*Vanguard Explorer Fund	64,785	shares	6,297,747
*Vanguard Total International Bond Index Fund	9,551	shares	216,047
*Vanguard Treasury Money Market	3,256,364	shares	3,256,364
American Beacon Small Cap Value Fund	50,504	shares	1,228,762
American Funds EuroPacific Growth Fund	73,407	shares	4,077,761
Dodge and Cox Fund	24,795	shares	4,804,193
H&W High Yield Fund	39,470	shares	455,088
MetWest Total Return Bond Fund	369,148	shares	3,798,531
Pacific Investment Management Company Real Return Fund	91,959	shares	1,033,616

Common Collective Trust Fund:
*Fidelity Managed Income Portfolio Fund (Note 3)	3,363,949	shares	3,363,949

*Participant loans: 5.25% to 10.25% interest rate, with various maturities			1,287,730
			$95,751,081

*Indicates a party-in-interest to the Plan

Note: Column (d), cost information, is not applicable because all the investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 3, 2020
Aimco 401(k) Retirement Plan

	By:	/s/ Jennifer Johnson

Jennifer Johnson
Senior Vice President, Human Resources

	By:	/s/ Paul Beldin

Paul Beldin
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm